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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY, 2003

                        COMMISSION FILE NUMBER: 333-11910

                            ------------------------

                     MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
             (Exact name of Registrant as specified in its Charter)

                         MAXCOM TELECOMMUNICATIONS, INC.

                 (Translation of Registrant's name into English)

                            ------------------------

                      GUILLERMO GONZALEZ CAMARENA NO. 2000

                      COLONIA CENTRO DE CIUDAD DE SANTA FE

                                MEXICO, DF 01210
              (Address of Registrant's principal executive offices)

                            ------------------------

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __x__ Form 40-F ____


            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

                                Yes ____ No __x__

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

                                Yes ____ No __x__

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __x__


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                                   MAXCOM TELECOMUNICACIONES, S.A. DE C.V.


                                   By: /s/ GONZALO ALARCON ITURBIDE
                                       ----------------------------
                                       Name: Gonzalo Alarcon Iturbide
                                       Title: General Counsel

Date: May 01, 2003